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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Doral Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

25811P886
(CUSIP Number)

Andrew Rabinowitz c/o Marathon Asset Management, L.P. One Bryant Park, 38th Floor New York, New York U.S.A. Telephone (212) 500-3050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25811P886

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marathon Asset Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

7,839,991*

8.	SHARED VOTING POWER

0*

9.	SOLE DISPOSITIVE POWER

7,839,991*

10.	SHARED DISPOSITIVE POWER

0*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,839,991*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%*

14.	TYPE OF REPORTING PERSON*

IA

* As of August 30, 2010, Marathon Special Opportunity Master Fund, Ltd. (the "Fund"), holds 7,839,991 common shares ("Common Shares") of Doral Financial Corporation, a Puerto Rican corporation (the "Issuer").  Marathon Asset Management, L.P., a Delaware limited partnership (the "Investment Manager"), serves as the investment manager of the Fund pursuant to an Investment Management Agreement between the Investment Manager and the Fund. The Investment Manager, in its capacity as the investment manager of the Fund, has the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by the Fund. Thus, as of August 30, 2010, the Investment Manager may be deemed to beneficially own 7,839,991 Common Shares, or 6.2% of the Common Shares deemed issued and outstanding as of that date.

CUSIP No.	25811P886

Item 1.	Security and Issuer.

The name of the issuer is Doral Financial Corporation., a Puerto Rican corporation (the "Issuer").  The address of the Issuer's office is 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717.  This Schedule 13D relates to the Issuer's common shares, $.01 par value per share ("Common Shares").

Item 2.	Identity and Background.

This Schedule 13D is filed by Marathon Asset Management, L.P., a Delaware limited partnership (the "Investment Manager"), which serves as the investment manager of Marathon Special Opportunity Master Fund, Ltd., a Cayman Islands exempted company (the "Fund"), pursuant to an Investment Management Agreement between the Investment Manager and the Fund.  The Investment Manager, in its capacity as the investment manager of the Fund, has the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by the Fund.  Marathon Asset Management GP, L.L.C., a Delaware limited liability company, is the general partner of the Investment Manager ("Marathon GP").  Mr. Bruce Richards and Mr. Louis Hanover are the managing members of Marathon GP.  The Investment Manager maintains its principal office at One Bryant Park, 38th Floor, New York, New York  10036.  The Fund is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

During the last five years, none of the Investment Manager, Mr. Richards or Mr. Hanover has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. Richards and Hanover are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Investment Manager may be deemed to beneficially own 7,839,991 Common Shares.

No borrowed funds were used to purchase the Common Shares reported herein.

Item 4.	Purpose of Transaction.

The Reporting Person acquired their Common Shares of the Issuer for investment purposes.

The Reporting Person has no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Common Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Person, however, reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Common Shares it may be deemed to beneficially own.

Mark I. Kleinman, an employee of the Reporting Person, is a director of Doral Financial Corporation.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, the Investment Manager may be deemed to beneficially own 7,839,991 Common Shares, or 6.2% of Common Shares of the Issuer.

The percentage of beneficial ownership has been calculated based upon an aggregate of 127,293,763 Common Shares, consisting of 107,614,606 Common Shares issued and outstanding as of July 28, 2010, plus 19,679,157 Common Shares which represents the maximum number of Common Shares to be issued upon conversion of 93,476 shares of the Fund's Mandatorily Convertible Non-Cumulative Non-Voting Preferred Stock of the Issuer, which shares became mandatorily convertible as of August 6, 2010 as set forth in the 424(b)(4) Prospectus.

The Investment Manager shares the power to vote or direct the vote of 0 Common Shares to which this filing relates.

The Investment Manager has the sole power to vote or direct the vote of 7,839,991 Common Shares to which this filing relates.

The Investment Manager shares the power to dispose or direct the disposition of 0 Common Shares to which this filing relates.

The Investment Manager has the sole power to dispose or direct the disposition of 7,839,991 Common Shares to which this filing relates.

The Investment Manager specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

(c)
The trading dates, number of Common Shares purchased and sold and price per share for the only transaction in the Common Shares during the past 60 days by the Reporting Person are set forth in Exhibit A.  The transaction was privately negotiated and was not executed on an exchange.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Transactions in the Common Shares by the Reporting Person in the past 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARATHON ASSET MANAGEMENT, L.P.*
By: Marathon Asset Management GP, L.L.C., its general partner
By:
Name: Louis Hanover
Title: Authorized Person

August 30, 2010

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Person disclaim beneficial ownership over the securities reported herein except to the extent of the Reporting Person's pecuniary interest therein.

Exhibit A

Transactions in the Doral Financial Corporation Common Shares, $.01 par value

Date of Transaction	Number of Shares Purchased/(Sold)	Price per Share
8-6-10	4,539,991*	N/A
8-20-10	3,300,000**	N/A

* The Fund's holding of 4,539,991 shares of common stock in Doral GP were converted into common stock of Doral Financial Corporation as of August 6, 2010.

**  The Fund's holding of Mandatorily Convertible Non-Cumulative Non-Voting Preferred Stock of the Issuer were converted into 3,300,000 Common Shares as of August 20, 2010.

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